                                                                                                                                                       Exhibit 99.66

Cybin to Present at the Stifel GMP Healthcare Conference – Healthcare

Psychedelics: Addressing the Global Mental Health Crisis

TORONTO--(BUSINESS WIRE)--March 10, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that Doug Drysdale, Chief Executive Officer, will be presenting a business and pipeline update at the Stifel GMP Healthcare Conference – Healthcare Psychedelics: Addressing the Global Mental Health Crisis as follows:

Date:	Thursday, March 11, 2021
Time:	1:00PM Eastern Time
Webcast:	https://wsw.com/admin/link/presenter.aspx?444869985

The presentation will be webcast live at the aforementioned time and available for 7 days thereafter using the link provided above.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

About Stifel

Stifel Financial Corp. (NYSE: SF) is a financial services holding company headquartered in St. Louis, Missouri, that conducts its banking, securities, and financial services business through several wholly owned subsidiaries. Stifel's broker-dealer clients are served in the United States through Stifel, Nicolaus & Company, Incorporated, including its Eaton Partners business division; Keefe, Bruyette & Woods, Inc.; Miller Buckfire & Co., LLC and Century Securities Associates, Inc. The Company's broker-dealer affiliates provide securities brokerage, investment banking, trading, investment advisory, and related financial services to individual investors, professional money managers, businesses, and municipalities. Stifel Bank and Stifel Bank & Trust offer a full range of consumer and commercial lending solutions. Stifel Trust Company, N.A. and Stifel Trust Company Delaware, N.A. offer trust and related services. To learn more about Stifel, please visit the Company's website at www.stifel.com. For global disclosures, please visit www.stifel.com/investor-relations/press-releases.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com